Exhibit 99.1

The9 Limited Signed Definitive Agreement Regarding Private Placement

Shanghai, China, January 8, 2018 — The9 Limited (the “Company” or “The9”) (Nasdaq: NCTY), an online game operator, today announced that it has entered into a definitive agreement with Red Ace Limited, a company incorporated under the laws of the British Virgin Islands, for the issuance and sale of 3,571,429 ordinary shares of the Company, each with par value US$0.01, to Red Ace Limited (the “Transaction”). Red Ace Limited will pay for the consideration with a 29% equity interest in Maxline Holdings Limited (“Maxline”).

Maxline is based in Hong Kong and is principally engaged in the provision of information technology infrastructure solutions, website and mobile app design, maintenance and support services. Maxline is establishing its business in mainland China. The Company expects that the investment in Maxline will create synergies between its business and Maxline’s business.

The completion of the Transaction is subject to customary closing conditions.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “considers” and similar statements. Statements that are not historical facts, including statements about The9’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, The9’s ability to license, develop or acquire online games that are appealing to users, The9’s ability to retain existing players and attract new players, The9’s ability to anticipate and adapt to changing consumer preferences and respond to competitive market conditions, political and economic policies of the Chinese government, the laws and regulations governing the online game industry, information disseminated over the Internet and Internet content providers in China, intensified government regulation of Internet cafes, and other risks and uncertainties outlined in The9’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F. The9 does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About The9 Limited

The9 Limited is an online game developer and operator in China. The9 develops and/or operates, directly or through its affiliates, its proprietary mobile games and web games, including the CrossFire brand new shooting mobile game, Audition mobile, Knight Forever, Q Jiang San Guo and Wildlands God of War.

For further information, please contact:

Ms. Connie Sun

Investor Relations Specialist

The9 Limited

Tel: +86 (21) 5172-9990

Email: IR@corp.the9.com

Website: http://www.the9.com/